1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

April 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:	KKR Credit Opportunities Portfolio
File Nos. 333-233709 and 811-23474
Post-Effective Amendment No. 1 to the Registration Statement on Form N-2

Ladies and Gentlemen:

Our client, KKR Credit Opportunities Portfolio (the “Fund”), has enclosed, pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment (“PEA”) No. 1 to the Fund’s registration statement on Form N-2, together with all exhibits thereto (the “Registration Statement”), under the Securities Act and Amendment No. 3 to the Registration Statement under the Investment Company Act of 1940, as amended. This filing is being made for the purpose of: (i) registering Class D, Class T and Class U shares of the Fund in connection with the Fund’s pending application for an exemptive order from the Securities and Exchange Commission (the “SEC”) permitting the Fund to issue multiple classes of shares (File No. 812-15067 (application)) and (ii) making non-material changes to the Registration Statement.

As counsel to the Fund, we hereby request, that the SEC and its staff afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984). There have been no material changes in the Fund’s investment strategy or other disclosures regarding its associated risks. As a result, the disclosures contained in the Registration Statement are substantially similar to the disclosures contained in the Fund’s current registration statement on Form N-2, filed on February 20, 2020.

Please contact me at (202) 261-3304 with any questions or comments.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld